Exhibit 99.1

Invitation to the

special and extraordinary shareholders’ meetings

Mechelen, Belgium; 20 September 2019, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) invites its shareholders to a special and extraordinary shareholders’ meeting.

On 14 July 2019, Galapagos NV (the “Company” or “Galapagos”) announced that it entered into a collaboration with Gilead Sciences, Inc., Gilead Biopharmaceutics Ireland UC, and Gilead Therapeutics A1 Unlimited Company. In view hereof, Galapagos has the honor to invite its shareholders, warrant holders, directors, and statutory auditor to its special and extraordinary shareholders’ meetings that will be held on Tuesday 22 October 2019 at 2:00 p.m. (CEST) at the Company’s registered office.

The items on the agenda of the special and extraordinary general meetings of shareholders include, amongst other things, the appointment of Mr. Daniel O’Day and Dr. Linda Higgins as directors of the Company, the approval of the issuance of two warrants for the benefit of Gilead Therapeutics A1 Unlimited Company, and the renewal of the Company’s authorized capital by up to 20% of the share capital.

In order to be admitted to the shareholders’ meetings, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code of 7 May 1999 and article 29 of the Company’s articles of association, and fulfill the formalities described in the convening notice. The convening notice and other documents pertaining to the shareholders’ meetings, including the biographies of Mr. O’Day and Dr. Higgins, can be consulted on our website (www.glpg.com).

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32 485 19 14 15	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the special reports prepared by the board of directors and the statutory auditor at the occasion of the shareholders’ meetings of 22 October 2019, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.